Stark Naked Bobbers

June 5, 2014

Ms. Susan Block

Attorney-Advisor

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

RE:

Stark Naked Bobbers

Registration Statement on Form S-1

Filed May 22, 2014

File No. 333-192468

Dear Ms. Block:

Stark Naked Bobbers’ submits this letter to you in response to your letter of June 4, 2014, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

Summary Information and Risk Factors, page 3

General Information about the Company, page 3

1.

We note your response to our prior comment 2.  It appears that the implied aggregate price (value) of your common stock in the third paragraph based on the total number of shares expected to be outstanding after the offering of 13,000,000 and the offering price of $0.01 is $130,000.  Please revise as appropriate.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have revised the amended filing to accurately state the implied aggregate price of our common stock after the offering is $130,000.

COMMENT:

2.

We note the statement on page 4 that you “have $1,988 cash on hand as of May 2, 2014, which given your current burn rate, will last until approximately May 31, 2014.”  Please revise to update your amount of cash on hand, current burn rate, and date you will run out of funds without the addition of capital, as of the most recent practicable date.  Similarly revise under “Liquidity,” at page 44, and throughout as necessary.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have updated our current cash on hand, stated our current burn rate, and updated how long our cash on hand will approximately last without the addition of capital.  We have updated this information throughout the amended filing.

Furthermore, the Company acknowledges that;

•

should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone with any questions or comments.

Sincerely,

/s/ Teresa Stark

Teresa Stark